Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Financial Position (unaudited)

($ United States millions)	Notes	March 31, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents		$47	$81
Accounts receivable	2a	384	345
Unbilled revenue	2b	145	164
Energy infrastructure (“EI”) assets - finance leases receivable	3a	58	58
Inventories		279	280
Income taxes receivable		4	11
Derivative financial instruments		1	1
Prepayments		58	52
Assets held for sale	4	77	-
Total current assets		1,053	992
Unbilled revenue	2b	1	1
Property, plant and equipment ("PP&E")		100	102
EI assets - finance leases receivable	3a	171	180
EI assets - operating leases	3b	672	686
Lease right-of-use assets		57	61
Deferred tax assets		21	21
Intangible assets		28	29
Goodwill		412	430
Other assets		197	192
Total assets		$2,712	$2,694

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	5	$363	$396
Provisions		25	25
Income taxes payable		91	80
Deferred revenue		353	355
Lease liabilities		21	22
Derivative financial instruments		2	1
Liabilities held for sale	4	19	-
Total current liabilities		874	879
Deferred revenue		13	13
Long-term debt	6	552	582
Lease liabilities		48	50
Deferred tax liabilities		50	51
Other liabilities		35	26
Total liabilities		$1,572	$1,601

Shareholders’ equity
Share capital		$501	$498
Contributed surplus		663	664
Retained earnings		169	130
Accumulated other comprehensive loss		(193)	(199)
Total shareholders’ equity		1,140	1,093
Total liabilities and shareholders’ equity		$2,712	$2,694

See accompanying notes to the consolidated financial statements, including Note 13 “Guarantees, Commitments, and Contingencies”

F-1

Interim Condensed Consolidated Statements of Earnings and Comprehensive Income (unaudited)

		Three months ended March 31,
($ United States millions, except per share amounts)	Notes	2026	2025
Revenue	7,9	$584	$552
Cost of goods sold ("COGS")	9	439	424
Gross margin		145	128
Selling, general and administrative expenses ("SG&A")	8,9	79	57
Foreign exchange (gain) loss		(2)	-
Operating income		68	71
Equity earnings from associates and joint ventures		1	-
(Loss) on financial instruments		(1)	(2)
Unrealized gain (loss) on redemption options		5	(3)
Earnings before net finance costs and income taxes (“EBIT”)		73	66
Net finance costs	10	10	23
Earnings before income taxes (“EBT”)		63	43
Current income taxes		22	22
Deferred income taxes		(2)	(3)
Income taxes		20	19
Net earnings		$43	$24

Other comprehensive income

Items that may be reclassified to profit or loss in subsequent periods:
Unrealized (loss) on translation of foreign- denominated debt		(1)	-
Unrealized gain on translation of financial statements of foreign operations		7	5
Other comprehensive income		6	5
Total comprehensive income		$49	$29

Earnings per share – basic		$0.35	$0.19
Earnings per share – diluted		$0.35	$0.19

Weighted average number of shares outstanding – basic		121,874,052	124,145,322
Weighted average number of shares outstanding – diluted		122,086,573	124,480,239

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-2 Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

		Three months ended March 31,
($ United States millions)	Notes	2026	2025
Operating Activities
Net earnings		$43	$24
Adjustments for:
Depreciation and amortization		37	39
Equity earnings from associates and joint ventures		(1)	-
Deferred income taxes		(2)	(3)
Share-based compensation expense (recovery)	8	22	(3)
Loss on financial instruments		1	2
Unrealized (gain) loss on redemption options		(5)	3
		95	62
Net change in working capital and other	12	(63)	34
Cash provided by operating activities		$32	$96

Investing Activities
Additions to:
PP&E		$(3)	$(2)
EI assets - operating leases	3b	(13)	(12)
Proceeds on disposal of:
EI assets - operating leases		5	9
Net (purchases) of financial instruments		(1)	(7)
Net change in working capital associated with investing activities		(7)	(14)
Cash used in investing activities		$(19)	$(26)

Financing Activities
Net repayment of the revolving credit facility ("RCF")	6	$(29)	$(74)
Lease liability principal repayment		(6)	(6)
Dividends		(4)	(6)
Stock option exercises		2	-
Cash used in financing activities		$(37)	$(86)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies		$1	$(1)
Decrease in cash and cash equivalents		(23)	(17)
Cash and cash equivalents reclassified to assets held for sale	4	(11)	-
Cash and cash equivalents, beginning of period		81	92
Cash and cash equivalents, end of period		$47	$75

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-3

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

				Accumulated other comprehensive losses
($ United States millions)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation adjustments	Hedging reserve	Total
At January 1, 2026	$498	$664	$130	$(198)	$(1)	$1,093
Net earnings	-	-	43	-	-	43
Other comprehensive income	-	-	-	6	-	6
Effect of stock option plans	3	(1)	-	-	-	2
Dividends	-	-	(4)	-	-	(4)
At March 31, 2026	$501	$663	$169	$(192)	$(1)	$1,140
At January 1, 2025	$505	$678	$80	$(214)	$-	$1,049
Net earnings	-	-	24	-	-	24
Other comprehensive income	-	-	-	5	-	5
Dividends	-	-	(3)	-	-	(3)
At March 31, 2025	$505	$678	$101	$(209)	$-	$1,075

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-4 Interim Condensed Consolidated Financial Statements

Notes to the Interim Condensed Consolidated

Financial Statements (unaudited)

(All amounts in millions of United States dollars, except per share amounts or as otherwise noted.)

Note 1. Summary of Material Accounting Policies

(a)
Statement of Compliance

These unaudited interim condensed consolidated financial statements (“Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, and were approved and authorized for issue by the Board of Directors (the “Board”) on May 6, 2026.

(b)
Basis of Presentation and Measurement

The Financial Statements for the three months ended March 31, 2026 and 2025 were prepared in accordance with IAS 34 “Interim Financial Reporting” and do not include all the disclosures included in the annual consolidated financial statements for the year ended December 31, 2025. Accordingly, these Financial Statements should be read in conjunction with the annual consolidated financial statements. Certain comparative figures have been reclassified to conform to the current period’s presentation.

Preparation of these Financial Statements requires Management to make judgments, estimates, and assumptions based on existing knowledge that affect the application of accounting policies and reported amounts and disclosures. Actual results could differ from these estimates and assumptions. In particular, the impact of geopolitical events, such as imposed tariffs in the North American market and ongoing conflict in the Middle East, could materially impact customer and supplier arrangements, as well as interest and inflation rates, resulting in increased volatility and near-term uncertainty. Management has, to the extent reasonable, incorporated known facts and circumstances into estimates made, however actual results could differ from those estimates, and those differences could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The Financial Statements are presented in United States dollars ("USD"), Enerflex Ltd. ("Enerflex" or the "Company") presentation currency, rounded to the nearest million except per share amounts or as otherwise noted. Transactions of the Company’s individual entities are recorded in their own functional currency based on the primary economic environment in which it operates. The Financial Statements are prepared on a going concern basis under the historical cost basis, with certain financial assets and financial liabilities recorded at fair value. There have been no significant changes in accounting policies compared to those described in the annual consolidated financial statements for the year-ended December 31, 2025, except for the change as per note 1(c) below.

(c)
Change in Accounting Policies
i.
Amendments to Existing Standards

The following amendment, effective for annual periods beginning on or after January 1, 2026, was adopted by the Company as of January 1, 2026. There were no adjustments or additional disclosures that resulted from the adoption of this amendment.

IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to clarify that financial assets and financial liabilities are recognized and derecognized at settlement date except for regular way purchases or sales of financial assets and financial liabilities meeting conditions for new exception. The new exception permits companies to elect to derecognize certain financial liabilities settled via electronic payment systems earlier than the settlement date.

F-5

They also provide guidelines to assess contractual cash flow characteristics of financial assets, which apply to all contingent cash flows, including those arising from environmental, social, and governance (ESG)-linked features. Additionally, these amendments introduce new disclosure requirements for financial instruments with contingent cash‑flow features and equity instruments designated at fair value through other comprehensive income.

Note 2. Accounts Receivable and Unbilled Revenue

(a) Accounts Receivable

Accounts receivable consisted of the following:

	March 31, 2026	December 31, 2025

Trade receivables	$377	$338

Less: allowance for doubtful accounts	(8)	(9)

Trade receivables, net	$369	$329

Other receivables	15	16

Accounts receivable	$384	$345

Aging of trade receivables:

	March 31, 2026	December 31, 2025

Current to 90 days	$311	$280

Over 90 days	66	58

Trade receivables	$377	$338

(b) Unbilled Revenue

Movement in Unbilled Revenue was as follows:

	Three months ended	Twelve months ended
	March 31, 2026	December 31, 2025
Opening balance	$165	$159
Unbilled revenue recognized	176	818
Amounts billed	(194)	(813)
Assets held for sale	(1)	-
Currency translation effects	-	1
Closing balance	$146	$165

Current unbilled revenue	$145	$164
Non-current unbilled revenue	1	1
Total unbilled revenue	$146	$165

F-6 Notes to the Interim Condensed Consolidated Financial Statements

Note 3. Energy Infrastructure Assets

The Company’s EI assets are comprised of Build-Own-Operate-Maintain (“BOOM”) assets and contract compression assets which are leased to client partners. At the inception of a lease contract, all leases are classified as either an operating lease or a finance lease in accordance with IFRS.

(a) EI Assets - Finance Leases Receivable

Lease arrangements for certain EI assets are considered finance leases when the risks and rewards of ownership are transferred to the lessee, which generally occurs in the following circumstances; ownership of the lease is transferred to the lessee by the end of the lease term; the lessee has the option to purchase the leased asset at a price that is sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception date, that option will be exercised; the term of the lease is for the major part of the economic life of the asset; or the present value of the lease payments amounts to substantially all of the fair value of the asset.

The majority of Enerflex's finance leases, which are primarily attributable to the EH reporting segment, have an initial term ranging from five to 10 years.

A summary of the gross and present value of future lease payments to be received under the Company's finance leases is shown below:

	Minimum lease payments and unguaranteed residual value		Present value of minimum lease payments and unguaranteed residual value
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Less than one year	$61	$60	$58	$58
Between one and five years	192	201	156	164
Greater than five years	25	29	15	16
	$278	$290	$229	$238
Less: Unearned interest revenue	(54)	(57)	-	-
Add: Unguaranteed residual value	5	5	-	-
Closing balance	$229	$238	$229	$238

	Three months ended	Twelve months ended
	March 31, 2026	December 31, 2025
Opening balance	$238	$238
Additions	-	38
Interest revenue	5	19
Payments (principal and interest)	(15)	(57)
Other	1	-
Closing balance	$229	$238

The average interest rates implicit in the leases are fixed at the contract date for the entire lease term. At March 31, 2026, the average interest rate was 7.6% per annum (December 31, 2025 – 7.6%). The finance leases receivable at the end of the reporting period were neither past due nor impaired.

F-7

(b) EI Assets – Operating Leases

EI assets under lease arrangements that are classified and accounted for as operating leases are stated at cost less accumulated depreciation and impairment losses. The estimated useful lives of these assets are generally between five and 30 years.

Changes in the carrying amount of EI assets - operating leases was as follows:

	Three months ended
	EI assets	Assets under construction	Total EI assets
Cost
January 1, 2026	$1,105	$27	$1,132
Additions	-	13	13
Reclassification	14	(14)	-
Disposals	(3)	-	(3)
Assets held for sale	(1)	-	(1)
Currency translation effects	5	-	5
March 31, 2026	$1,120	$26	$1,146
Accumulated depreciation
January 1, 2026	$(446)	$-	$(446)
Depreciation charge	(26)	-	(26)
Disposals	1	-	1
Assets held for sale	1	-	1
Currency translation effects	(4)	-	(4)
March 31, 2026	$(474)	$-	$(474)
Net book value – March 31, 2026	$646	$26	$672

	Twelve months ended
	EI assets	Assets under construction	Total EI assets
Cost
January 1, 2025	$1,026	$33	$1,059
Additions	-	96	96
Reclassification	100	(102)	(2)
Disposals	(31)	-	(31)
Currency translation effects	10	-	10
December 31, 2025	$1,105	$27	$1,132
Accumulated depreciation
January 1, 2025	$(346)	$-	$(346)
Depreciation charge	(108)	-	(108)
Impairment	(3)	-	(3)
Disposals	20	-	20
Currency translation effects	(9)	-	(9)
December 31, 2025	$(446)	$-	$(446)
Net book value – December 31, 2025	$659	$27	$686

Depreciation of EI assets - operating leases included in COGS for the three months ended March 31, 2026 was $26 million (March 31, 2025 – $26 million).

During the three months ended March 31, 2026, the Company recognized $48 million of revenue related to operating leases in its Latin America (“LATAM”) and Eastern Hemisphere (“EH”) segments (March 31, 2025 – $50 million), and $40 million of revenue related to its North America (“NAM”) contract compression fleet (March 31, 2025 – $37 million).

F-8 Notes to the Interim Condensed Consolidated Financial Statements

Summary of the carrying amount of EI assets - operating leases by reporting segment was as follows:

	March 31, 2026	December 31, 2025
NAM	$311	$310
LATAM	160	166
EH	201	210
EI assets - operating leases	$672	$686

Note 4. Assets and Liabilities Held for sale

During the year, Enerflex entered into a definitive agreement to divest the majority of its operations in the Asia Pacific ("APAC") region to INNIO Group (“INNIO”). This business which is reported within the Eastern Hemisphere (EH) segment, operates principally in Australia, Indonesia and Thailand and is primarily focused on the AMS product line. The APAC region does not represent a significant component of the EH segment and is therefore not presented as a discontinued operation.

Completion of the transaction is subject to standard closing conditions and regulatory approvals and is expected to close during the second half of 2026.

The assets and liabilities of the operations held for sale as at March 31, 2026 were as follows:

Three months ended
March 31, 2026
Cash and Cash equivalents	$11
Accounts receivable	16
Unbilled revenue	1
Inventories	21
Income taxes receivable	1
Prepayments	1
Property, plant and equipment	1
Lease right-of-use assets	3
Deferred tax assets	2
Goodwill	20
Assets held for sale	$77

Accounts payable and accrued liabilities	$13
Provisions	1
Income taxes payable	1
Deferred revenue	2
Lease liabilities	2
Liabilities held for sale	$19

Note 5. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	March 31, 2026	December 31, 2025

Trade payables and accrued liabilities	$346	$384
Cash-settled share-based payments	17	12
Total accounts payable and accrued liabilities	$363	$396

F-9

Note 6. Long-Term Debt

Long-term debt comprised of USD denominated senior unsecured notes (the "2031 Notes") and the three-year secured RCF with both USD and Canadian dollar ("CAD") components.

Composition of the borrowings was as follows:

	Maturity Date	March 31, 2026	December 31, 2025
2031 Notes	January 15, 2031	$400	$400
Drawings on the RCF	July 11, 2028	162	193
		562	593
Deferred transaction costs		(10)	(11)
Long-term debt		$552	$582

Non-current portion of long-term debt		$552	$582
Long-term debt		$552	$582

The 2031 Notes bear interest at 6.875% per annum payable semi-annually in arrears.

The Company's limit under the RCF is $800 million, which may be increased by $50 million at the request of the Company, subject to the lenders’ consent. The maturity date of the RCF may be extended annually on or before the anniversary date with the consent of the lenders.

As part of the RCF, the Company may request issuance of up to $150 million in letters of guarantee, standby letters of credit, performance bonds, counter guarantees, import documentary credits, counter standby letters of credit, or similar credits to finance the day-to-day operations of the Company. As at March 31, 2026, the Company utilized $75 million of this $150 million limit. The Company has an additional $70 million unsecured credit facility (“LC Facility”) with one of the lenders in its RCF. This LC Facility allows the Company request the same forms of credits as under the RCF. This LC Facility is supported by performance security guarantees provided by Export Development Canada. As at March 31, 2026, the Company had utilized $26 million of the $70 million available limit.

The weighted average interest rate on the RCF for the three months ended March 31, 2026 was 5.0% (December 31, 2025 – 5.6%).

At March 31, 2026, without considering renewal at similar terms, the USD equivalent principal payments due over the next five years are $562 million.

The Company is required to maintain certain covenants on the RCF and the 2031 Notes. As at March 31, 2026, the Company was in compliance with its covenants, as shown below:

		Three months ended March 31
	2026			2025
	Requirement	Performance		Performance
Senior secured net funded debt to EBITDA ratio[1] – Maximum	2.5x	0.2	x	0.1x
Bank-adjusted net debt to EBITDA ratio[2] – Maximum	4.0x	0.9	x	1.3x
Interest coverage ratio[3] – Minimum	2.5x	5.1	x	5.1x

1 Senior secured net funded debt to EBITDA is defined as borrowings under the RCF less cash and cash equivalents divided by trailing 12-months EBITDA, as defined by the Company’s lenders.

2 Bank-adjusted net debt to EBITDA is defined as borrowings under the RCF and 2031 Notes less cash and cash equivalents divided by the trailing 12-months EBITDA, as defined by the Company’s lenders.

\3 Interest coverage ratio is calculated by dividing the trailing 12-months EBITDA by interest expense over the same timeframe, as defined by the Company’s lenders.

Redemption Options

The 2031 Notes contain optional redemption features that allow the Company to redeem all or part of the Notes at prices set forth in the agreement, following certain dates specified. These redemption features constitute an embedded derivative asset that is required to be separated from the 2031 Notes and measured at fair value.

The embedded derivative components of the 2031 Notes are measured at fair value at each reporting date with gains or losses in fair value recognized through profit or loss. Management has assessed the fair value of the redemption options at March 31, 2026 and recognized an embedded derivative asset of $5 million in Other assets on the interim consolidated statement of financial position (December 31, 2025 – nil).

F-10 Notes to the Interim Condensed Consolidated Financial Statements

Note 7. Revenue

Revenue by product line was as follows:

	Three months ended March 31,
	2026	2025
Energy Infrastructure ("EI")	$149	$153
After-Market Services ("AMS")	107	120
Engineered Systems ("ES")	328	279
Total revenue	$584	$552

Revenue by geographic location, which is based on destination of sale, was as follows:

	Three months ended March 31,
	2026	2025
United States	$318	$246
Canada	56	76
Argentina	39	57
Nigeria	38	28
Oman	36	32
Brazil	19	14
Australia	18	18
Mexico	15	16
Bahrain	13	15
Thailand	7	6
Others	25	44
Total revenue	$584	$552

For the three months ended March 31, 2026, the Company had no individual customer which accounted for more than 10% of its revenue (March 31, 2025 – nil).

The following table outlines the Company’s unsatisfied performance obligations, by product line, as at March 31, 2026:

	Less than one year	One to two years	Greater than two years	Total
EI	$417	$306	$560	$1,283
AMS	105	30	58	193
ES	1,196	69	-	1,265
Total	$1,718	$405	$618	$2,741

Note 8. Selling, General & Administrative Expenses

SG&A expenses comprised of costs incurred by the Company to support the business operations that are not directly attributable to the production of goods or services.

	Three months ended March 31,
	2026	2025
Core SG&A1	$55	$54
Share-based compensation	22	(3)
Depreciation and amortization	3	6
Bad debt recovery	(1)	-
Total SG&A	$79	$57

1 Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses.

F-11

Note 9. Segmented Information

The Company has identified three reporting segments for external reporting:

•
NAM consists of operations in Canada and the USA.
•
LATAM consists of operations in core countries of Argentina, Brazil, and Mexico, and also includes operations within the Andean regions of Bolivia, Colombia, and Peru.
•
EH consists of operations in the Middle East, Africa, Europe, and APAC.

Each segment generates revenue from the EI, AMS, and ES product lines.

The accounting policies, determination of reportable operating segments, and allocation of corporate overheads are consistent with those disclosed in Note 3 "Summary of Material Accounting Policies" and Note 24 "Segmented Information" of the Company's annual consolidated financial statements for the year-ended December 31, 2025.

The following table provides operating results for the Company’s reportable segments:

	NAM		LATAM		EH		Total
Three months ended March 31,	2026	2025	2026	2025	2026	2025	2026	2025
Segment revenue	$419	$368	$78	$102	$89	$89	$586	$559
Intersegment revenue	(1)	(6)	-	-	(1)	(1)	(2)	(7)
Revenue	418	362	78	102	88	88	584	552
EI	40	36	63	74	46	43	149	153
AMS	55	60	13	20	39	40	107	120
ES	323	266	2	8	3	5	328	279
Revenue	418	362	78	102	88	88	584	552
EI	21	18	39	51	24	27	84	96
AMS	47	52	9	14	31	30	87	96
ES	264	222	2	6	2	4	268	232
COGS[1]	332	292	50	71	57	61	439	424
EI	19	18	24	23	22	16	65	57
AMS	8	8	4	6	8	10	20	24
ES	59	44	-	2	1	1	60	47
Gross Margin	86	70	28	31	31	27	145	128
SG&A1	49	32	11	10	19	15	79	57
Foreign exchange (gain) loss	(1)	-	(1)	-	-	-	(2)	-
Operating income	$38	$38	$18	$21	$12	$12	$68	$71

1 Depreciation and amortization for the reporting segments are recorded in COGS and SG&A. During the three months ended March 31, 2026, the amount of depreciation and amortization in NAM was $15 million (March 31, 2025 – $16 million); LATAM was $10 million (March 31, 2025 – $11 million); and EH was $12 million (March 31, 2025 – $12 million).

Note 10. Finance Costs and Income

Net finance costs comprised of the following:

	Three months ended March 31,
	2026	2025
Interest on debt	$9	$16
Accretion of Notes discount and deferred transaction costs	1	2
Lease interest expense	1	1
Other interest expense	-	5
Total finance costs	$11	$24

Finance Income
Interest income	$1	1
Net finance costs	$10	$23

F-12 Notes to the Interim Condensed Consolidated Financial Statements

Note 11. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, unbilled revenue, project asset, derivatives, redemption options, accounts payable and accrued liabilities, and long-term debt.

Designation and Fair Value of Financial Instruments

The Company's financial instruments at March 31, 2026 were designated and valued in the same manner as they were at December 31, 2025. Accordingly, with the exception of borrowings under the long-term debt, the estimated fair values of the Company's financial instruments approximated their carrying values at March 31, 2026.

The carrying value and estimated fair value of borrowings under the long-term debt as at March 31, 2026, was $552 million and $582 million, respectively (December 31, 2025 – $582 million and $607 million, respectively). The fair value of the 2031 Notes at March 31, 2026, was determined on a discounted cash flow basis with a weighted average discount rate of 6.2% (December 31, 2025 – 6.2%), while the fair value of the RCF approximates the amount outstanding under the RCF.

The Company’s embedded derivative asset related to its redemption options of its 2031 Notes was measured at fair value determined using a valuation model based on inputs from observable market data, including independent price publications and third-party pricing services; accordingly, the measurement is classified as level 2 within the fair value hierarchy. Changes in fair value are recorded as gains or losses on the consolidated statements of earnings.

Derivative Financial Instruments and Hedge Accounting

Foreign exchange contracts are transacted with financial institutions to hedge foreign currency denominated obligations and cash receipts related to purchases of inventory and sales of products.

The following table summarizes the Company’s commitments to buy and sell foreign currencies at March 31, 2026:

		Notional amount	Maturity
Canadian Dollar Denominated Contracts
Purchase contracts	USD	$65	April 2026 - September 2027
Purchase contracts	EUR	$13	April 2026 - December 2027
Sales contracts	USD	$(93)	April 2026 - April 2027

At March 31, 2026, the fair value of derivative financial instruments classified as financial assets was approximately $1 million and as financial liabilities was approximately $2 million (December 31, 2025 – $1 million and $1 million).

Foreign Currency Exposure

In the normal course of operations, the Company is exposed to movements in the CAD, USD, the Australian dollar, the Brazilian real, and the Argentine peso (“ARS”).

The types of foreign exchange risk and the Company’s related risk management strategies are as follows:

Transaction Exposure

The functional currency of Enerflex Ltd. on a stand-alone basis (the "Parent Company") and Canadian operations is CAD. The operations are primarily exposed to changes in the exchange rates on financial instruments denominated in USD.

The Parent Company has intercompany receivables and payables denominated in the USD. The Canadian operations of the Company sources the majority of its products and major components from the USA; consequently, reported inventory costs and the transaction prices charged to customers for equipment are impacted by the relative strength of the CAD. The Canadian operations also sells compression and processing packages in foreign currencies, primarily the USD. Most of Enerflex’s international orders are manufactured in the USA if the contract is denominated in USD, which minimizes the Company’s foreign currency exposure on these contracts. The Company identifies and hedges all significant transactional currency risks and has implemented a hedging policy applicable primarily to the Canadian operations, with the objective of securing the margins earned on awarded contracts denominated in currencies other than the CAD. In addition, the Company may hedge input costs that are paid in a currency other than the home currency of the subsidiary executing the contract. If the CAD weakens by five percent, the Company could experience foreign exchange loss recorded in the consolidated statements of earnings of less than $1 million on its USD denominated financial instruments.

F-13

Translation Exposure

The Company and its subsidiaries are exposed to translation risk of monetary items denominated in a currency different from their functional currency. The currencies with the most significant impact are the CAD, USD, and ARS.

The functional currency of the Parent Company is CAD while the functional currency of the majority of the Company's subsidiaries is USD. The Parent Company is therefore exposed to fluctuations of the CAD against the USD on its net investment in USD functional subsidiaries. The Company hedges this exposure via a net investment hedge by designating a portion of the Company's USD borrowings in the Parent Company as a hedging instrument. During the three months ended March 31, 2026, the Company recognized foreign exchange loss of $1 million on translation of the designated USD borrowings in the Parent Company in other comprehensive income. As at March 31, 2026, $56 million of USD borrowings in the Parent Company was designated as a hedging instrument. Management has determined that the Company's hedging relationships remain effective.

If the CAD were to weaken by five percent, the Company could experience additional foreign exchange losses on its USD borrowings in the Parent Company of approximately $3 million, which would be recorded in the consolidated statement of comprehensive income.

The functional currency of the Argentinian operation is the USD. The operation has cash and cash equivalents, and certain financial instruments denominated in its local currency ARS. With the expected devaluation of the ARS, caused by high inflation, the Company is at risk of foreign exchange losses on its financial instruments denominated in ARS. During the three months ended March 31, 2026, the Company had foreign exchange gains in Argentina of $1 million. The Company continues to utilize cash management strategies to mitigate foreign exchange losses, primarily by minimizing cash available to sustain operations. If the ARS weakens by five percent, the Company could experience foreign exchange losses of $1 million on its ARS denominated financial instruments.

Note 12. Supplemental Cash Flow Information

Changes in working capital and other during the period:

	Three months ended March 31,
	2026[1]	2025
Accounts receivable	$(55)	$20
Unbilled revenue	18	(6)
EI assets - finance leases receivable	9	8
Inventories	(20)	(11)
Inventories - WIP related to EI assets - finance leases receivable	-	(19)
Income taxes receivable	6	(1)
Prepayments	(7)	10
Accounts payable and accrued liabilities and provisions[2]	(22)	13
Income taxes payable	12	(6)
Deferred revenue	-	26
Foreign currency and other	(4)	-
Net change in working capital and other	$(63)	$34

1 Includes working capital changes associated with the APAC divestiture. Refer to Note 4 - "Assets and liabilities held for sale".

2 Change in accounts payable and accrued liabilities and provisions represent only the portion relating to operating activities.

Cash interest and taxes paid and received during the period:

	Three months ended March 31,
	2026	2025
Interest paid – long-term borrowings	$3	$4
Interest paid – lease liabilities	1	1
Total interest paid	$4	$5
Interest received	1	1

Income taxes paid	3	28

F-14 Notes to the Interim Condensed Consolidated Financial Statements

Note 13. Guarantees, Commitments, and Contingencies

Guarantees

At March 31, 2026, the Company had outstanding letters of credit of $101 million (December 31, 2025 – $103 million). Of the total outstanding letters of credit, $75 million (December 31, 2025 – $77 million) are funded from the RCF and $26 million (December 31, 2025 – $26 million) are funded from the $70 million LC Facility.

Commitments

The Company has purchase obligations over the next three years as follows:

2026	$596
2027	179
2028	138

Legal Proceedings

In the normal course of business, the Company and certain of its subsidiaries are involved in or subject to lawsuits, claims, and other legal proceedings that seek, among other things, compensation for alleged personal injury, breach of contract, property damage or other losses, punitive damages, civil penalties, or injunctive or declaratory relief. Some lawsuits, claims, and legal proceedings involve acquired or disposed assets with respect to which a third party, the Company, or its subsidiary retains liability or indemnifies the other party for conditions that existed prior to the transaction. In accordance with applicable accounting guidance, Enerflex and its subsidiaries accrue reserves for outstanding lawsuits, claims, and proceedings when it is probable that a liability has been incurred and the liability can be reasonably estimated. The Company does not currently expect that any of the outstanding lawsuits, claims, or legal proceedings will have a material adverse effect on Enerflex, including its consolidated financial position, results of operations or cash flows. Although Enerflex’s expectations and estimates are based on information known about the legal matters and its experience in contesting, litigating and settling similar matters, the results of any outstanding lawsuits, claims, and other legal proceedings are inherently uncertain, and there can be no assurance that monetary damages, fines, penalties, or injunctive relief resulting from adverse judgments or settlements in some or all of these outstanding lawsuits, claims, or legal proceedings will not have a material adverse effect on Enerflex, including its consolidated financial position, results of operations or cash flows. The Company will reassess the probability and estimability of contingent losses as new information becomes available in these proceedings or otherwise.

As previously disclosed, in response to a fatal attack at an adjacent site in Q2 2024, Enerflex declared Force Majeure on an international ES project, suspended activity at the project site, and demobilized its personnel. Enerflex subsequently received notice from its customer purporting to terminate the project contract and commencing arbitration proceedings against Enerflex alleging breach of the project contract. In Q4 2024, Enerflex delivered notice to the customer terminating the project contract. As part of the arbitration proceedings, Enerflex has brought a counterclaim against the customer to recover amounts owing to Enerflex following Enerflex’s termination of the project contract. Pursuant to the rules for arbitration agreed between Enerflex and its customer, the content of the proceedings is confidential and not otherwise publicly available. In Q2 2025, the customer filed its Statement of Case in the arbitration asserting various claims against and seeking material monetary damages from Enerflex and in Q3 2025 the Company filed its Statement of Defence and Counterclaim against the customer. In Q4 2025, the customer filed its Statement of Reply and Defence to Counterclaim to which the Company responded to by filing its Statement of Rejoinder and Reply to Defence to Counterclaim on February 27, 2026 in accordance with the arbitration timeline.

Enerflex disputes the customer’s claims and asserts that it acted in accordance with the project contract and that its declaration of Force Majeure and its subsequent termination of the project were proper. Given the current stage of the arbitration and the inherent uncertainty of arbitration, the final outcome of the arbitration is unknown. While the Company is pursuing recovery of amounts it believes are owed, it is possible that the Company may not prevail on its counterclaims or in defending against the customer’s claims. In those circumstances, there can be no assurance that the outcome will not

F-15

have a material adverse effect on Enerflex, including on its consolidated financial position, results of operations or cash flows. Enerflex intends to continue vigorously defending itself against the customer’s claims while pursuing its own counterclaims.

As at March 31, 2026, the carrying value of the remaining assets associated with the project on the Company’s consolidated statement of financial position was $161 million. Notwithstanding its termination of the project contract, Enerflex maintains a $31 million Letter of Credit in support of its obligation under the project contract. Enerflex would view any drawing of the financial security in the prevailing circumstances as improper and would be considered as an additional amount owed by the customer.

Note 14. Subsequent Events

Subsequent to March 31, 2026, Enerflex declared a quarterly dividend of CAD $0.0425 per common share, payable on June 3, 2026 to shareholders of record on May 20, 2026. The Board will continue to evaluate dividend payments on a quarterly basis based on availability of cash flow, anticipated market conditions, and the general needs of the business.

F-16 Notes to the Interim Condensed Consolidated Financial Statements